Exhibit 99.1

XPENG Reports Third Quarter 2024 Unaudited Financial Results

•	Quarterly total revenues were RMB10.10 billion, a 24.5% increase quarter-over-quarter

•	Quarterly gross margin was 15.3%, reaching a historical high, an increase of 18.0 percentage points over the same period of 2023

GUANGZHOU, China, November 19, 2024 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the three months ended September 30, 2024.

Operational and Financial Highlights for the Three Months Ended September 30, 2024

	2024Q3	2024Q2	2024Q1	2023Q4	2023Q3	2023Q2
Total deliveries	46,533	30,207	21,821	60,158	40,008	23,205

•	Total deliveries of vehicles were 46,533 for the third quarter of 2024, representing an increase of 16.3% from 40,008 in the corresponding period of 2023.

•	XPENG’s physical sales network had a total of 639 stores, covering 206 cities as of September 30, 2024.

•	XPENG self-operated charging station network reached 1,557 stations, including 654 XPENG S4 ultra-fast charging stations as of September 30, 2024.

•

Total revenues were RMB10.10 billion (US$1.44 billion) for the third quarter of 2024, representing an increase of 18.4% from the same period of 2023, and an increase of 24.5% from the second quarter of 2024.

•

Revenues from vehicle sales were RMB8.80 billion (US$1.25 billion) for the third quarter of 2024, representing an increase of 12.1% from the same period of 2023, and an increase of 29.0% from the second quarter of 2024.

•	Gross margin was 15.3% for the third quarter of 2024, compared with negative 2.7% for the same period of 2023 and 14.0% for the second quarter of 2024.

•

Vehicle margin, which is gross profit or loss of vehicle sales as a percentage of vehicle sales revenue, was 8.6% for the third quarter of 2024, compared with negative 6.1% for the same period of 2023 and 6.4% for the second quarter of 2024.

•

Net loss was RMB1.81 billion (US$0.26 billion) for the third quarter of 2024, compared with RMB3.89 billion for the same period of 2023 and RMB1.28 billion for the second quarter of 2024. Excluding share-based compensation expenses, fair value loss on derivative liability and fair value gain (loss) on derivative liability relating to the contingent consideration, non-GAAP net loss was RMB1.53 billion (US$0.22 billion) for the third quarter of 2024, compared with RMB2.79 billion for the same period of 2023 and RMB1.22 billion for the second quarter of 2024.

•

Net loss attributable to ordinary shareholders of XPENG was RMB1.81 billion (US$0.26 billion) for the third quarter of 2024, compared with RMB3.89 billion for the same period of 2023 and RMB1.28 billion for the second quarter of 2024. Excluding share-based compensation expenses, fair value loss on derivative liability and fair value gain (loss) on derivative liability relating to the contingent consideration, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB1.53 billion (US$0.22 billion) for the third quarter of 2024, compared with RMB2.79 billion for the same period of 2023 and RMB1.22 billion for the second quarter of 2024.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB1.91 (US$0.27) and basic and diluted net loss per ordinary share were both RMB0.95 (US$0.14) for the third quarter of 2024. Each ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted net loss per ADS were both RMB1.62 (US$0.23) and non-GAAP basic and diluted net loss per ordinary share were both RMB0.81 (US$0.12) for the third quarter of 2024.

•

Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB35.75 billion (US$5.09 billion) as of September 30, 2024, compared with RMB37.33 billion as of June 30, 2024. Time deposits include restricted short-term deposits, short-term deposits, restricted long-term deposits, current portion and non-current portion of long-term deposits.

Key Financial Results

(in RMB billions, except for percentage)

	For the Three Months Ended			% Change[i]
	September 30,	June 30,	September 30,
	2024	2024	2023	YoY	QoQ
Vehicle sales	8.80	6.82	7.84	12.1%	29.0%
Vehicle margin	8.6%	6.4%	-6.1%	14.7pts	2.2pts
Total revenues	10.10	8.11	8.53	18.4%	24.5%
Gross profit (loss)	1.54	1.14	(0.23)	776.2%	35.7%
Gross margin	15.3%	14.0%	-2.7%	18.0pts	1.3pts
Net loss	1.81	1.28	3.89	-53.5%	40.7%
Non-GAAP net loss	1.53	1.22	2.79	-45.1%	25.5%
Net loss attributable to ordinary shareholders	1.81	1.28	3.89	-53.5%	40.7%
Non-GAAP net loss attributable to ordinary shareholders	1.53	1.22	2.79	-45.1%	25.5%
Comprehensive loss attributable to ordinary shareholders	2.09	1.20	4.01	-47.8%	74.6%

[i]	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Management Commentary

“Our core competences and execution capabilities have been significantly transformed. The successful launch of M03 and P7+ marks the beginning of a strong growth cycle underpinned by our major product cycles,” said Mr. Xiaopeng He, Chairman and CEO of XPENG. “I believe the next decade will be the era of AI. I am confident that I can lead XPENG to become a global AI auto company and accelerate the mass adoption of AI in mobility.”

“Through technology-driven cost reductions and significant quarter-over-quarter volume growth, our gross margin reached historical high at 15.3%, achieving the fifth consecutive quarterly margin improvement,” added Dr. Hongdi Brian Gu, Vice Chairman and Co-President of XPENG. “Our major product cycle will not only boost sales volume growth but also contribute to healthy gross profit and cash flow. This robust financial foundation will empower us to continue to invest in R&D of AI technology and provide our customers with superior products and services.”

Recent Developments

Deliveries in October 2024

•	Total deliveries were 23,917 vehicles in October 2024.

•	As of October 31, 2024, year-to-date total deliveries were 122,478 vehicles.

2024 XPENG AI Day

On November 6, 2024, XPENG hosted its 2024 AI Day event in Guangzhou. The Company unveiled its cutting-edge technologies and innovations, including XPENG Kunpeng Super Electric System, Turing AI Intelligent Driving System and AI Robot.

Launch of XPENG P7+

On November 7, 2024, XPENG officially launched the P7+, an AI-defined smart electric fastback sedan, and commenced mass delivery in the same month. The P7+ comes standard with end-to-end AI-driven advanced driver assistance system (ADAS) technology, offering industry-leading urban ADAS capabilities that do not rely on high-definition (HD) maps or LiDARs.

ESG Performance

XPENG has been awarded the highest “AAA” ESG rating by Morgan Stanley Capital International (“MSCI”) for the second consecutive year, being recognized for its outstanding performance in clean technology, product carbon footprint, and corporate governance.

XPENG is also the only company in China’s automotive manufacturing industry to have been named the “Industry Mover” by S&P Global for two consecutive years.

Unaudited Financial Results for the Three Months Ended September 30, 2024

Total revenues were RMB10.10 billion (US$1.44 billion) for the third quarter of 2024, representing an increase of 18.4% from RMB8.53 billion for the same period of 2023 and an increase of 24.5% from RMB8.11 billion for the second quarter of 2024.

Revenues from vehicle sales were RMB8.80 billion (US$1.25 billion) for the third quarter of 2024, representing an increase of 12.1% from RMB7.84 billion for the same period of 2023, and an increase of 29.0% from RMB6.82 billion for the second quarter of 2024. The year-over-year and quarter-over-quarter increases were mainly attributable to higher deliveries.

Revenues from services and others were RMB1.31 billion (US$0.19 billion) for the third quarter of 2024, representing an increase of 90.7% from RMB0.69 billion for the same period of 2023 and an increase of 1.1% from RMB1.29 billion for the second quarter of 2024. The year-over-year increase was mainly attributable to the increased revenue from technical research and development services (“R&D services”) related to the platform and software strategic technical collaboration, as well as electrical/electronic architecture (“EEA”) technical collaboration with the Volkswagen Group. The quarter-over-quarter increase was mainly attributable to the revenue from technical R&D services related to EEA technical collaboration with the Volkswagen Group, partially offset by the decrease in parts and accessories sales.

Cost of sales was RMB8.56 billion (US$1.22 billion) for the third quarter of 2024, representing a decrease of 2.3% from RMB8.76 billion for the same period of 2023 and an increase of 22.7% from RMB6.98 billion for the second quarter of 2024. The year-over-year decrease was primarily attributable to the cost reduction and the improvement in product mix of models. The quarter-over-quarter increase was mainly in line with vehicle deliveries as described above, partially offset by the lower average cost of sales due to cost reduction.

Gross margin was 15.3% for the third quarter of 2024, compared with negative 2.7% for the same period of 2023 and 14.0% for the second quarter of 2024.

Vehicle margin was 8.6% for the third quarter of 2024, compared with negative 6.1% for the same period of 2023 and 6.4% for the second quarter of 2024. The year-over-year increase was primarily attributable to the cost reduction and the improvement in product mix of models. The quarter-over- quarter increase was primarily attributable to the cost reduction.

Services and others margin was 60.1% for the third quarter of 2024, compared with 36.1% for the same period of 2023 and 54.3% for the second quarter of 2024. The year-over-year and quarter-over-quarter increases were primarily attributable to the higher gross margin from the aforementioned revenue from technical R&D services.

Research and development expenses were RMB1.63 billion (US$0.23 billion) for the third quarter of 2024, representing an increase of 25.1% from RMB1.31 billion for the same period of 2023 and an increase of 11.3% from RMB1.47 billion for the second quarter of 2024. The year-over-year and quarter-over-quarter increases were mainly due to higher expenses related to the development of new vehicle models as the Company expanded its product portfolio to support future growth.

Selling, general and administrative expenses were RMB1.63 billion (US$0.23 billion) for the third quarter of 2024, representing a decrease of 3.5% from RMB1.69 billion for the same period of 2023 and an increase of 3.8% from RMB1.57 billion for the second quarter of 2024. The year-over-year decrease was primarily due to lower employee compensation. The quarter-over-quarter increase was mainly due to higher commission paid to the franchised stores.

Other income, net was RMB0.04 billion (US$0.01 billion) for the third quarter of 2024, representing a decrease of 38.8% from RMB0.07 billion for the same period of 2023 and a decrease of 85.7% from RMB0.28 billion for the second quarter of 2024. The year-over-year and quarter-over-quarter decreases were primarily due to the decrease in government subsidies.

Fair value gain (loss) on derivative liability relating to the contingent consideration was loss of RMB0.16 billion (US$0.02 billion) for the third quarter of 2024, compared with gain of RMB0.02 billion for the second quarter of 2024. This non-cash gain (loss) resulted from the fair value change of the contingent consideration related to the acquisition of DiDi’s smart auto business.

Loss from operations was RMB1.85 billion (US$0.26 billion) for the third quarter of 2024, compared with RMB3.16 billion for the same period of 2023 and RMB1.61 billion for the second quarter of 2024.

Non-GAAP loss from operations, which excludes share-based compensation expenses, fair value loss on derivative liability and fair value gain (loss) on derivative liability relating to the contingent consideration, was RMB1.57 billion (US$0.22 billion) for the third quarter of 2024, compared with RMB3.04 billion for the same period of 2023 and RMB1.54 billion for the second quarter of 2024.

Net loss was RMB1.81 billion (US$0.26 billion) for the third quarter of 2024, compared with RMB3.89 billion for the same period of 2023 and RMB1.28 billion for the second quarter of 2024.

Non-GAAP net loss, which excludes share-based compensation expenses, fair value loss on derivative liability and fair value gain (loss) on derivative liability relating to the contingent consideration, was RMB1.53 billion (US$0.22 billion) for the third quarter of 2024, compared with RMB2.79 billion for the same period of 2023 and RMB1.22 billion for the second quarter of 2024.

Net loss attributable to ordinary shareholders of XPENG was RMB1.81 billion (US$0.26 billion) for the third quarter of 2024, compared with RMB3.89 billion for the same period of 2023 and RMB1.28 billion for the second quarter of 2024.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses, fair value loss on derivative liability and fair value gain (loss) on derivative liability relating to the contingent consideration, was RMB1.53 billion (US$0.22 billion) for the third quarter of 2024, compared with RMB2.79 billion for the same period of 2023 and RMB1.22 billion for the second quarter of 2024.

Basic and diluted net loss per ADS were both RMB1.91 (US$0.27) for the third quarter of 2024, compared with RMB4.49 for the third quarter of 2023 and RMB1.36 for the second quarter of 2024.

Non-GAAP basic and diluted net loss per ADS were both RMB1.62 (US$0.23) for the third quarter of 2024, compared with RMB3.23 for the third quarter of 2023 and RMB1.29 for the second quarter of 2024.

Balance Sheets

As of September 30, 2024, the Company had cash and cash equivalents, restricted cash, short-term investments and time deposits of RMB35.75 billion (US$5.09 billion), compared with RMB36.48 billion as of September 30, 2023 and RMB37.33 billion as of June 30, 2024.

Business Outlook

For the fourth quarter of 2024, the Company expects:

•	Deliveries of vehicles to be between 87,000 and 91,000, representing a year-over-year increase of approximately 44.6% to 51.3%.

•	Total revenues to be between RMB15.3 billion and RMB16.2 billion, representing a year-over-year increase of approximately 17.2% to 24.1%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 19, 2024 (9:00 PM Beijing/Hong Kong Time on November 19, 2024).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:    XPENG Third Quarter 2024 Earnings Conference Call

Pre-registration link: https://s1.c-conf.com/diamondpass/10042900-9iletx.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until November 26, 2024, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay Access Code:	10042900

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, fair value gain (loss) on derivative liability and fair value gain on derivative liability relating to the contingent consideration, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.0176 to US$1.00, the exchange rate on September 30, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

PR Department

XPeng Inc.

E-mail: pr@xiaopeng.com

Source: XPeng Inc.

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	21,127,163	10,660,654	1,519,131
Restricted cash	3,174,886	2,769,472	394,647
Short-term deposits	9,756,979	13,225,316	1,884,592
Restricted short-term deposits	—	138,328	19,712
Short-term investments	781,216	270,154	38,497
Long-term deposits, current portion	7,054,915	2,915,837	415,503
Accounts and notes receivable, net	2,716,216	2,335,452	332,799
Installment payment receivables, net, current portion	1,881,755	2,212,795	315,321
Inventory	5,526,212	6,142,463	875,294
Amounts due from related parties	12,948	44,536	6,346
Prepayments and other current assets	2,489,339	3,255,702	463,935

Total current assets	54,521,629	43,970,709	6,265,777

Non-current assets
Long-term deposits	3,035,426	3,860,904	550,174
Restricted long-term deposits	767,899	1,908,835	272,007
Property, plant and equipment, net	10,954,485	11,436,026	1,629,621
Right-of-use assets, net	1,455,865	1,224,553	174,497
Intangible assets, net	4,948,992	4,572,126	651,523
Land use rights, net	2,789,367	2,756,930	392,859
Installment payment receivables, net	3,027,795	4,457,984	635,258
Long-term investments	2,084,933	1,816,317	258,823
Other non-current assets	576,150	430,398	61,331

Total non-current assets	29,640,912	32,464,073	4,626,093

Total assets	84,162,541	76,434,782	10,891,870

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	3,889,100	4,410,002	628,420
Accounts and notes payable	22,210,431	16,864,060	2,403,109
Amounts due to related parties	30,880	—	—
Operating lease liabilities, current portion	365,999	320,550	45,678
Finance lease liabilities, current portion	34,382	35,131	5,006
Deferred revenue, current portion	630,997	863,330	123,024
Long-term borrowings, current portion	1,363,835	2,189,590	312,014
Accruals and other liabilities	7,580,195	7,334,737	1,045,192
Income taxes payable	5,743	8,187	1,167

Total current liabilities	36,111,562	32,025,587	4,563,610

Non-current liabilities
Long-term borrowings	5,650,782	6,377,610	908,802
Operating lease liabilities	1,490,882	1,308,628	186,478
Finance lease liabilities	777,697	774,722	110,397
Deferred revenue	668,946	688,724	98,142
Derivative liability	393,473	355,192	50,614
Deferred tax liabilities	404,018	367,769	52,407
Other non-current liabilities	2,336,654	2,509,284	357,570

Total non-current liabilities	11,722,452	12,381,929	1,764,410

Total liabilities	47,834,014	44,407,516	6,328,020

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	103	104	15
Class B Ordinary shares	21	21	3
Additional paid-in capital	70,198,031	70,528,009	10,050,161
Statutory and other reserves	60,035	88,434	12,602
Accumulated deficit	(35,760,301)	(40,248,990)	(5,735,435)
Accumulated other comprehensive income	1,830,638	1,659,688	236,504

Total shareholders’ equity	36,328,527	32,027,266	4,563,850

Total liabilities and shareholders’ equity	84,162,541	76,434,782	10,891,870

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2023	2024	2024	2024
	RMB	RMB	RMB	US$
Revenues
Vehicle sales	7,844,239	6,818,867	8,795,011	1,253,279
Services and others	685,282	1,292,540	1,306,699	186,203

Total revenues	8,529,521	8,111,407	10,101,710	1,439,482

Cost of sales
Vehicle sales	(8,319,890)	(6,384,289)	(8,039,240)	(1,145,583)
Services and others	(437,589)	(591,328)	(521,022)	(74,245)

Total cost of sales	(8,757,479)	(6,975,617)	(8,560,262)	(1,219,828)

Gross (loss) profit	(227,958)	1,135,790	1,541,448	219,654

Operating expenses
Research and development expenses	(1,305,868)	(1,466,752)	(1,633,071)	(232,711)
Selling, general and administrative expenses	(1,692,194)	(1,573,601)	(1,633,196)	(232,729)

Total operating expense	(2,998,062)	(3,040,353)	(3,266,267)	(465,440)

Other income, net	65,192	278,843	39,908	5,687
Fair value gain (loss) on derivative liability relating to the contingent consideration	—	16,662	(162,185)	(23,111)

Loss from operations	(3,160,828)	(1,609,058)	(1,847,096)	(263,210)

Interest income	314,004	356,682	318,021	45,318
Interest expense	(65,767)	(81,399)	(83,461)	(11,893)
Fair value loss on derivative assets or derivative liabilities	(971,832)	—	—	—
Investment loss on long-term investments	(8,782)	(35,836)	(216,768)	(30,889)
Exchange gain from foreign currency transactions	5,972	20,801	47,565	6,778
Other non-operating income, net	4,282	3,525	6,444	918

Loss before income tax (expenses) benefit and share of results of equity method investees	(3,882,951)	(1,345,285)	(1,775,295)	(252,978)

Income tax (expenses) benefit	(682)	33,773	(7,025)	(1,001)
Share of results of equity method investees	(2,917)	26,831	(25,400)	(3,619)

Net loss	(3,886,550)	(1,284,681)	(1,807,720)	(257,598)

Net loss attributable to ordinary shareholders of XPeng Inc.	(3,886,550)	(1,284,681)	(1,807,720)	(257,598)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$
Net loss	(3,886,550)	(1,284,681)	(1,807,720)	(257,598)
Other comprehensive loss
Foreign currency translation adjustment, net of tax	(123,081)	86,709	(284,343)	(40,519)

Total comprehensive loss attributable to XPeng Inc.	(4,009,631)	(1,197,972)	(2,092,063)	(298,117)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(4,009,631)	(1,197,972)	(2,092,063)	(298,117)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,729,980,347	1,888,024,660	1,893,857,778	1,893,857,778
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(2.25)	(0.68)	(0.95)	(0.14)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	864,990,174	944,012,330	946,928,889	946,928,889
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(4.49)	(1.36)	(1.91)	(0.27)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$
Loss from operations	(3,160,828)	(1,609,058)	(1,847,096)	(263,210)
Fair value (gain) loss on derivative liability relating to the contingent consideration	—	(16,662)	162,185	23,111
Share-based compensation expenses	124,291	81,306	113,963	16,240

Non-GAAP loss from operations	(3,036,537)	(1,544,414)	(1,570,948)	(223,859)

Net loss	(3,886,550)	(1,284,681)	(1,807,720)	(257,598)
Fair value (gain) loss on derivative liability relating to the contingent consideration	—	(16,662)	162,185	23,111
Fair value loss on derivative liability	971,832	—	—	—
Share-based compensation expenses	124,291	81,306	113,963	16,240

Non-GAAP net loss	(2,790,427)	(1,220,037)	(1,531,572)	(218,247)

Net loss attributable to ordinary shareholders	(3,886,550)	(1,284,681)	(1,807,720)	(257,598)
Fair value (gain) loss on derivative liability relating to the contingent consideration	—	(16,662)	162,185	23,111
Fair value loss on derivative liability	971,832	—	—	—
Share-based compensation expenses	124,291	81,306	113,963	16,240

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(2,790,427)	(1,220,037)	(1,531,572)	(218,247)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,729,980,347	1,888,024,660	1,893,857,778	1,893,857,778
Non-GAAP net loss per ordinary share
Basic and diluted	(1.61)	(0.65)	(0.81)	(0.12)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	864,990,174	944,012,330	946,928,889	946,928,889
Non-GAAP net loss per ADS
Basic and diluted	(3.23)	(1.29)	(1.62)	(0.23)